Exhibit 3.3

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST. The name of the limited liability company is

CCOH Safari, LLC

SECOND. The purpose of the company is to engage in any lawful act or activity for which a limited liability company may be organized under the Delaware Limited Liability Company Act.

THIRD. The duration of the company shall be perpetual.

FOURTH: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its Registered Agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of October, 2014.

BY:	/s/ Daniel J. Bollinger
Daniel J. Bollinger
Authorized Person